EXHIBIT 4.6

REED ELSEVIER GROUP PLC

RULES OF THE REED ELSEVIER GROUP PLC

BONUS INVESTMENT PLAN (2002)

(Adopted by the directors on 3 December 2002)

REED ELSEVIER GROUP PLC
BONUS INVESTMENT PLAN

RULES

This Bonus Investment Plan is intended to encourage Participants to remain with the Group and to align their interests with those of Qualifying Company shareholders by investing some of their own funds in the Qualifying Companies.  An individual who is invited to participate in this Bonus Investment Plan may elect for part of their after-tax amount of his Bonus to be used to acquire Shares in either Qualifying Company.  These shares will be deposited for a period of three years under the terms of this Plan as set out below.  On joining the Plan the Participant will also become conditionally entitled to a number of additional Shares.  At the end of the three-year period, provided the Participant has remained an employee of the Group, the deposited Shares will be released to the Participant together with the additional Shares.  Shares used for the purposes of this Plan will be existing Shares only.

1.

DEFINITIONS

1.1

In these rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:

Award shall mean a Basic Award and the Matching Award linked to that Basic Award;

Basic Award shall mean an award of Shares made under rule 2.1 of this Plan;

Bonus shall mean a cash bonus payable under an annual bonus scheme operated by any member of the Group;

Committee shall mean the Remuneration Committee of the Company or another appropriate committee of the board of the Company;

Company shall mean Reed Elsevier Group plc;

Control shall have the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;

Dutch Share shall mean an ordinary share in the capital of Reed Elsevier NV (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier NV) and shall include an American Depositary Share representing a Dutch Share;

Employees’ Share Scheme shall have the meaning given to it by section 743 of the Companies Act 1985 (being a scheme for encouraging or facilitating the holding of Shares by employees of the Group);

Grant Date shall mean the date on which an Award is made by the Committee under rule 2.6;

Grant Letter shall mean the notification to a Participant setting out the terms of an Award;

Gross Amount of Bonus shall mean the amount of Bonus elected by a Participant under rule 2.1 to be received as a Basic Award (prior to the deduction of tax thereon);

Group shall mean the Company and the Subsidiaries, and member of the Group shall be construed accordingly;

Matching Award shall mean a conditional award of additional Shares linked to a Basic Award, made under rule 2.3 and, subject to rules 3.1(f) and (g),  released in accordance with rule 3.1(e) of the Plan;

Participant shall mean an individual participating in the Plan;

Plan shall mean the Reed Elsevier Group plc Bonus Investment Plan;

Qualifying Company shall mean each of Reed Elsevier PLC and Reed Elsevier NV;

Restricted Period in relation to a Basic Award, shall mean the period specified in rule 3.1(b);

the Secretary shall mean the Secretary of the Company, or some other person nominated by the Committee;

Share shall mean a UK Share or a Dutch Share;

Subsidiary shall mean any company which at the time qualifies as a subsidiary of the Company under section 736 of Companies Act 1985;

Trustee shall mean Hill Samuel Offshore Trust Company Limited or other trustee or trustees from time to time of the Reed Elsevier Employee Benefit Trust; and

UK Share shall mean a an ordinary share in the capital of Reed Elsevier PLC (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier PLC) and shall include an American Depositary Share representing a UK Share;

1.1

References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.

1.2

Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires or is otherwise stated.

2.

GRANT OF AWARDS

Basic Awards

2.1

Following the notification of the amount of any cash Bonus payable to the Participant, each Participant may be invited by the Committee to elect (in such proportions as the Participant selects) to receive part of the cash amount of Bonus (after deduction of income tax at the Participant’s marginal rate and employees’ social security contributions, if any) as a Basic Award provided that any such election made by a Participant:

(a)

shall be made on or before the date specified in the invitation from the Committee;

(b)

shall specify whether the Basic Award is to relate to UK Shares or Dutch Shares or both (and if so in what proportion); and

(c)

shall specify the percentage of the total after tax cash Bonus which the Participant elects to receive as a Basic Award, which must be at least 25% (or such lower proportion as the Committee may in its discretion allow) of the total Bonus payable to the Participant but not more than 50% of the total Bonus payable to the Participant.

2.2

If a Participant elects to receive a Basic Award, the Committee shall arrange to purchase on a recognised stock exchange that number of Shares which can be purchased with the after-tax cash amount available under rule 2.1.  For this purpose:

(a)

the Committee shall, subject to rule , have absolute discretion as to when the Shares to comprise a Basic Award are purchased PROVIDED THAT, unless impracticable and subject to rule , all the Shares required to satisfy Basic Awards for all Participants shall be purchased on the same dealing day;

(b)

the Basic Award shall comprise the nearest whole number of Shares that can be acquired with the amount in rule  above.  Any sum remaining following the acquisition of the Shares shall be paid in cash to the Participant.

2.3

If a Participant makes an election under rule  but (i) that election is made after the date specified in the invitation or (ii) his employer fails to provide funds to enable the Shares to comprise the Basic Award to be purchased within the deadlines specified by the Committee, the Committee shall not be required to proceed with the Award but may in its absolute discretion decide to do so, subject to rule , provided that the Shares to be comprised in the Basic Award and Matching Award shall then be purchased at the price prevailing on the dealing day on which Shares are actually purchased in respect of the Basic Award.

Matching Awards

2.4

Whenever the Committee grants a Basic Award, it shall also grant a Matching Award.  The number of Shares comprised in the Matching Award shall be the nearest whole number of Shares that can be acquired (at the price at which shares comprised in the Basic Award were purchased under rule ) with the Gross Amount of Bonus used to calculate the Basic Award and shall include UK Shares and Dutch Shares in the same proportions as those comprised in the Basic Award.

2.5

Save to the extent that the Committee arranges to satisfy Awards with Shares already held by the Trustee, the Committee shall arrange to purchase on a recognised stock exchange the number of Shares required to satisfy Matching Awards.  For this purpose the Committee shall have absolute discretion as to when the Shares to comprise Matching Awards are purchased.  Any member of the Group may provide money for the purpose of acquiring Shares to satisfy Matching Awards (and shall if requested to do so by the Committee) before the date specified by the Committee for purchase of Shares comprised in Matching Awards.  The Company shall be under no obligation to purchase the Shares comprised in a Matching Award at or around the Grant Date but shall procure that there are sufficient Shares available for transfer to satisfy a Matching Award by the end of the Restricted Period.  In the event that a member of the Group fails to provide monies in respect of its employees’ Basic Awards or Matching Awards, the Committee shall be under no obligation to proceed with the Award (but the Committee shall have no power to cancel an Award once it has been made by reason of the Participant’s employer’s failure to provide funding).

Release Date

2.6

On the third anniversary of the Grant Date, or as soon as reasonably practicable thereafter, the Restricted Period in relation to the Basic Award shall cease and the Shares comprised in the Basic Award together with the Shares comprised in the Matching Award shall be released to the Participant as soon as reasonably practicable.

Grant Procedure

2.7

The Award shall be granted by the Committee within 28 days of the Participant’s election to receive the Award unless the making of the Award would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company’s dealing rules).  If at the end of the 28-day period (or such longer period as the Committee thinks fit) such prohibition remains in force, the Committee shall either:

(i)

invite the Participant to reconsider whether he wishes to elect to receive an Award or whether he wishes to receive all of his Bonus in cash; or

(ii)

if the Committee sees fit, withdraw the invitation and pay all of the Bonus in cash.

2.8

Each Award shall be evidenced by a Grant Letter which shall be signed on behalf of the Company.

2.9

Nothing in these rules or in a Participant's contract of employment shall be construed as giving to any Participant a right to receive, or be considered for,  an Award.  Neither an Award nor the Shares to which it relates shall be pensionable for any purpose.

3.

TERMS OF AWARDS

3.1

The main terms of each Award (which shall be set out or referred to in the Grant Letter) shall be as follows:

(a)

Number of Shares - The Grant Letter shall state the number of Shares comprised in the Basic Award and the Matching Award and whether they comprise UK Shares or Dutch Shares.

(b)

Restricted Period - The Restricted Period in relation to a Basic Award and Matching Award shall commence on the Grant Date and shall (unless foreshortened pursuant to these rules) expire on the third anniversary thereof.  During the Restricted Period, the Participant shall not sell, transfer, pledge, assign or otherwise dispose of all or any Shares comprised in the Basic Award, nor request the transfer of such Shares to himself (provided that the Committee may in its absolute discretion allow such actions or release the Shares to the Participant if it considers that exceptional circumstances apply).  Any such action or attempt at such action by the Participant (with or without consent) shall result in the automatic lapse of the Matching Award.

(c)

Rights of Participant during Restricted Period – Subject to para  below, the beneficial interest in the Shares comprised in a Basic Award shall pass to the Participant on the Grant Date.  During the Restricted Period, the Participant shall be entitled to receive all dividends payable in respect of the Shares comprised in a Basic Award (but not those in the Matching Award) and shall in respect thereof have the rights commonly enjoyed by a beneficial owner of Shares provided that any voting rights shall be exerciseable by a direction in writing given to the Trustee or other nominee in whose name the Shares comprised in the Basic Award are registered.  The Participant shall have no corresponding rights in respect of the Shares in the Matching Award pending their release.

(d)

Registration and Custody of Shares – During the Restricted Period, the Shares comprised in a Basic Award shall be registered in the name of the Trustee or of such other nominee as may be appointed by the Committee, and the Trustee or other nominee shall be responsible for paying out dividends received in respect of those shares to Participants and issuing tax vouchers as appropriate.

(e)

Lapse of Restrictions – The Committee shall make such arrangements as it sees fit to ensure that the Shares comprised in the Basic Award and Matching Award are transferred to the Participant within 14 days following the expiry of the Restricted Period.

(f)

Termination of Employment - In the event that the Participant ceases to be an employee of a member of the Group during the Restricted Period:

(i)

by reason of death, the Shares comprised in the Basic Award and the Matching Award shall be released in full to the Participant’s personal representatives;

(ii)

by reason of injury, disability, ill-health or retirement on or after normal retirement age (or early retirement with the consent of the Board), (aa) the Basic Award shall continue in force until the end of the Restricted Period, at which time the Shares comprised therein shall be released in full, and (bb) the Matching Award shall continue (as though the Participant had remained in employment) until the end of the Restricted Period at which time the Shares comprised therein shall be released,

PROVIDED THAT the Committee may in its absolute discretion determine that the Shares comprised in the Award shall be released as soon as practicable following the date of termination of the employment (the Termination Date), in which case (xx) the Shares comprised in the Basic Award shall be released in full, and (yy) the number of Shares comprised in the Matching Award which are to be released shall (unless the Committee in its absolute discretion determines that a higher number shall be released) be determined by multiplying the full number of Shares comprised in the Matching Award by A/B where A is the number of days between the Grant Date and the Termination Date and B is the number of days between the Grant Date and the end of the Restricted Period; and

(iii)

for any other reason than in (i) or (ii) above, the Shares comprised in the Basic Award shall be released to the Participant (and the Shares comprised in the Matching Award shall automatically be forfeited) unless the Committee determines in its absolute discretion that the Award should be treated in accordance with (ii) above.

(g)

Change of Control - If any person:

(i)

obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(ii)

becomes bound or entitled to acquire Shares under sections 428 to 430F of the Companies Act 1985 (or in relation to Reed Elsevier NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(iii)

obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or in relation to Reed Elsevier NV under any equivalent legislative provision in the Netherlands), then the Shares in that Qualifying Company (but not those in the other Qualifying Company) comprised in both the Basic Award and the Matching Award (or the proceeds of sale thereof if the Committee thinks fit) shall be released within 30 days of the relevant event.

PROVIDED THAT

(aa)

Shares comprised in the Basic Award and the Matching Award shall not without the consent of the Committee be released if the purpose and effect of the change of Control or scheme of arrangement is  (i)  to create a new holding company for the relevant Qualifying Company, such company having substantially the same shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement, or (ii)  to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company.  In that event, the Committee shall endeavour to procure that the Awards are cancelled in exchange for equivalent awards over shares in the new holding company; and

(bb)

The provisions of rule 3.1 shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company UNLESS:

(A)

the person obtaining Control of the Company is one of the Qualifying Companies or a company under the control of one or both of them; or

(B)

the Company remains under the ultimate control of the Shareholders of one of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.

If this rule 3.1(g)(bb) applies, the Shares comprised in Awards which may be released subject to the provisions of this rule 3.1(g) shall be Shares in both Qualifying Companies.

4.

ADJUSTMENTS

4.1

In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the ordinary share capital of a Qualifying Company to which his Award relates the Participant shall:

(a)

in respect of his Basic Award be treated in the same manner as any other holder of Shares, save that (unless the Committee determines otherwise):

(i)

in the event of a rights issue in respect of Shares, the Trustee or other nominee holding Shares on behalf of the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable it to acquire (on behalf of the Participant) with the proceeds of sale the remainder of the Participant’s rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (a);

(ii)

in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of a Qualifying Company), the Committee shall in its absolute discretion determine whether such cash or securities shall be released to the Participant or whether the Trustee or other nominee holding Shares on behalf of the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Shares to be held on behalf of the Participant; and

(b)

the number of Shares comprised in the Participant’s Matching Award  shall be adjusted in such manner as the Committee, in its absolute discretion, thinks fit.

5.

SOURCE OF SHARES

Shares required to satisfy the rights of Participants with respect to Awards shall be purchased on a recognised stock exchange and no Shares shall be issued under the Plan.

6.

ADMINISTRATION

6.1

The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan, and each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements.  If necessary, the Participant’s terms of employment shall be varied accordingly.

6.2

All Share certificates and other communications relating to the Plan shall be sent at the Participant’s risk.

6.3

Any liability of a Participant to taxation in respect of an Award shall be for the account of the relevant Participant.  By accepting an Award, a Participant agrees to comply with any arrangements specified by the Company for the payment of taxation (including, without limitation, arranging the sale of sufficient Shares to enable the Company or any member of the Group to satisfy its obligations in respect of deduction of taxation at source).

7.

GENERAL

7.1

The Company reserves the right to terminate the Plan or amend these rules at any time PROVIDED THAT no amendment shall operate to affect adversely any right already acquired by a Participant.

7.2

The Participant shall bear all dealing costs and stamp duty relating to the purchase of Shares in respect of a Basic Award under the Plan.  The Company shall bear all dealing costs and stamp duty relating to the purchase and release of Shares in respect of a Matching Award under the Plan.

7.3

These rules shall be governed by and construed in accordance with English law.